Exhibit 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES DISCLOSES

DELAY IN FILING OF ANNUAL REPORT

HONG KONG, May16, 2017 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today disclosed a delay in the filing of its annual report on Form 20-F for the year ended December 31, 2016 with the United States Securities and Exchange Commission (“SEC”). The delay occurred because an audit of the Company’s recently acquired Bolivian subsidiary has not yet been completed. The Company acquired its Bolivian subsidiary on December 23, 2016. The Company currently anticipates that the audit of its Bolivian subsidiary will be completed on or before June 19, 2017; and that the annual report on Form 20-F will be filed with the SEC on or before June 30, 2017. However, unforeseen delays or events could further delay completion of the audit and filing of the annual report.

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiary, is currently engaged in trial production at its copper smelting plant in western Bolivia, and anticipates that commercial production will commence in the latter part of 2017. Revenues are expected from sales of copper cathodes in markets including Bolivia, Germany and China.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. Words such as “anticipates,” “expects,” “intends,” “may,” “should,” “plans,” “believes,” “predicts,” “potential” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in Bolivia and in the People's Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors."